UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cellect Biotechnology Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

15116C102

(CUSIP Number)

Shai Yarkoni

Cellect Biotechnology Ltd.

23 Hata’as Street, Kfar Saba, Israel 44425
+972 9 974 1444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2019

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15116C102

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Shai Yarkoni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,441,967 Ordinary Shares (1)
	8	SHARED VOTING POWER 36,400,842 Ordinary Shares (2)
	9	SOLE DISPOSITIVE POWER 17,441,967 Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 36,400,842 Ordinary Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,400,842 Ordinary Shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes options or warrants to purchase an aggregate of 3,212,893 ordinary shares, no par value, (“Ordinary Shares”) of the Issuer issuable upon exercise of options or warrants held by the Reporting Person that are currently exercisable or exercisable within 60 days following February 12, 2019.

(2)	Includes (i) options or warrants to purchase an aggregate of 3,212,893 ordinary shares, no par value, (“Ordinary Shares”) of the Issuer issuable upon exercise of options or warrants held by the Reporting Person that are currently exercisable or exercisable within 60 days following February 12, 2019, and (ii) options or warrants to purchase an aggregate of 1,866,609 Ordinary Shares of the Issuer issuable upon exercise of options or warrants held by Nuriel Chirich Kasbian that are currently exercisable or exercisable within 60 days following February 12, 2019.

(3)	Based on 212,554,799 shares outstanding as of February 12, 2019 plus the 5,079,502 ordinary shares of the Issuer issuable upon the exercise of the options or warrants beneficially owned by the Reporting Person and Nuriel Chirich Kasbian, which amounts were provided to the Reporting Person by the Issuer.

CUSIP No. 15116C102

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nuriel Chirich Kasbian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,958,875 Ordinary Shares (1)
	8	SHARED VOTING POWER 36,400,842 Ordinary Shares (2)
	9	SOLE DISPOSITIVE POWER 18,958,875 Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 36,400,842 Ordinary Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,400,842 Ordinary Shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes options or warrants to purchase an aggregate of 1,866,609 Ordinary Shares of the Issuer issuable upon exercise of options or warrants held by the Reporting Person that are currently exercisable or exercisable within 60 days following February 12, 2019.

(2)	Includes (i) options or warrants to purchase an aggregate of 1,866,609 Ordinary Shares of the Issuer issuable upon exercise of options or warrants held by the Reporting Person that are currently exercisable or exercisable within 60 days following February 12, 2019, and (ii) options or warrants to purchase an aggregate of 3,212,893 Ordinary Shares of the Issuer issuable upon exercise of options or warrants held by Shai Yarkoni that are currently exercisable or exercisable within 60 days following February 12, 2019.

(3)	Based on 212,554,799 shares outstanding as of February 12, 2019 plus the 5,079,502 ordinary shares of the Issuer issuable upon the exercise of the options or warrants beneficially owned by the Reporting Person and Shai Yarkoni, which amounts were provided to the Reporting Person by the Issuer.

Introductory Note

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D originally filed on August 16, 2017 (the “Original Schedule 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) with respect to their ownership of Ordinary Shares, no par value (the “Ordinary Shares”) of Cellect Biotechnology Ltd. (the “Issuer”). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

The Reporting Persons utilized their personal funds in acquiring the securities reported in Item 5(c) in this Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by incorporating by reference of the information set forth in Item 5 below.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As a result of entering into the Voting Agreement (as defined below), the Reporting Persons may be deemed to have formed a group as defined in Rule 13d-5 of the Exchange Act and collectively beneficially own an aggregate of 36,400,842 Ordinary Shares, which represents approximately 16.7% of the Ordinary Shares outstanding (based on 212,554,799 shares outstanding as of February 12, 2019). Each Reporting Person disclaims any pecuniary interest with respect to the shares beneficially owned by the other Reporting Person.

(b) The amount and nature of the voting and investment power held by each of the Reporting Persons, is as follows:

	Dr. Shai Yarkoni		Nuriel Chirich Kasbian
Sole power to vote or to direct the vote	17,441,967	(1)	18,958,875	(2)
Shared power to vote or to direct the vote	36,400,842	(3)	36,400,842	(4)
Sole power to dispose or to direct the disposition	17,441,967	(1)	18,958,875	(2)
Shared power to dispose or to direct the disposition	36,400,842	(3)	36,400,842	(4)

(1)	Includes (i) 711,454 ADSs (representing 14,229,073 Ordinary Shares), (ii) 14,777 ADSs (representing 295,540 Ordinary Shares) issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on July 29, 2021, (iii) options to purchase 1,200,000 Ordinary Shares, at an exercise price of NIS 1.40 per share and expiring on September 7, 2024, (iv) options to purchase 72,000 Ordinary Shares at an exercise price of NIS 1.90 per share and expiring on August 25, 2025, (v) options to purchase 1,512,020 Ordinary Shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, and (vi) 6,667 ADSs representing 133,333 Ordinary Shares issuable upon exercise of warrants at an exercise price of $1.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 1,512,020 Ordinary Shares that do not vest within 60 days of February 12, 2019.

(2)	Includes (i) 854,613 ADSs representing 17,092,267 Ordinary Shares, (ii) 12,420 ADSs (representing 248,400 Ordinary Shares) issuable upon exercise of warrants at an exercise price of $7.50 per ADSs and expiring on July 29, 2021, (iii) options to purchase 72,000 Ordinary Shares at an exercise price of NIS 1.90 per share and expiring on August 25, 2025, (iv) options to purchase 721,365 Ordinary Shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, (v) options to purchase 158,178 Ordinary Shares at an exercise price of NIS 1.515 per share and expiring on March 12, 2028, and (vi) 33,333 ADSs representing 666,667 Ordinary Shares issuable upon exercise of warrants at an exercise price of $1.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 1,195,897 Ordinary Shares that do not vest within 60 days of February 12, 2019.

(3)	Includes (i) 711,454 ADSs representing 14,229,073 Ordinary Shares, (ii) 14,777 ADSs representing 295,540 Ordinary Shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on July 29, 2021, (iii) options to purchase 1,200,000 Ordinary Shares, at an exercise price of NIS 1.40 per share and expiring on September 8, 2024, (iv) options to purchase 72,000 Ordinary Shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, (v) options to purchase 1,512,020 Ordinary Shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, (vi) 6,667 ADSs representing 133,333 Ordinary Shares issuable upon exercise of warrants at an exercise price of $1.50 per ADS and expiring on February 11, 2024, and (vii) 18,958,875 Ordinary Shares beneficially owned by Nuriel Chirich Kasbian over which Dr. Yarkoni has shared voting and dispositive power. Excludes options to purchase 2,707,917 Ordinary Shares that do not vest within 60 days of February 12, 2019.

(4)	Includes (i) 854,613 ADSs representing 17,092,267 Ordinary Shares, (ii) 12,420 ADS representing 248,400 Ordinary Shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on July 29, 2021, (iii) options to purchase 72,000 Ordinary Shares at an exercise price of NIS 1.90 per share and expiring on August 25, 2025, (iv) options to purchase 721,365 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, and (v) options to purchase 158,178 Ordinary Shares at an exercise price of NIS 1.515 per share and expiring on March 12, 2028, (vi) 33,333 ADSs representing 666,667 ordinary shares issuable upon exercise of warrants at an exercise price of $1.50 per ADS and expiring on February 11, 2024, and (vii) 17,441,967 Ordinary Shares beneficially owned by Dr. Yarkoni over which Nuriel Chirich Kasbian has shared voting and dispositive power. Excludes options to purchase 2,707,917 Ordinary Shares that do not vest within 60 days of February 12, 2019.

(c) In connection with the closing of the Issuer’s public offering that closed on February 12, 2019 (the “2019 Offering”), on February 12, 2019, the Reporting Persons acquired for investment purposes an aggregate of 40,000 ADSs (representing 800,000 Ordinary Shares) and 40,000 warrants to purchase 40,000 ADSs (representing 800,000 Ordinary Shares) of the Issuer for an aggregate purchase price of $60,000. Mr. Yarkoni purchased 6,667 ADSs (representing 133,333 Ordinary Shares) and 6,667 warrants to purchase 6,667 ADSs (representing 133,333 Ordinary Shares) of the Issuer for an aggregate purchase price of $10,000. Mr. Kasbian purchased 33,333 ADSs (representing 666,667 Ordinary Shares) and 33,333 warrants to purchase 33,333 ADSs (representing 666,667 Ordinary Shares) of the Issuer for an aggregate purchase price of $50,000.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Ordinary Shares deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

In connection with the closing of the 2019 Offering, each of the Reporting Persons entered into a lock-up agreement pursuant to which each Reporting Person agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any ADSs, ordinary shares or ordinary share equivalents (“Lock-Up Securities”), or enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Lock-Up Securities, or engage in any short selling of the Lock-Up Securities, without the prior written consent of the representative of the several underwriters in the 2019 Offering for a period of 90 days from February 7, 2019.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1 –	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 1 to Schedule 13D filed on August 16, 2017).
Exhibit 2 –	Founders Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016)
Exhibit 3 –	Voting Agreement (incorporated by reference to Exhibit 3 to Schedule 13D filed on August 16, 2017).
Exhibit 4 –	Lock-Up Agreement between A.G.P./Alliance Global Partners and Shai Yarkoni dated as of January 31, 2019.
Exhibit 5 –	Lock-Up Agreement between A.G.P./Alliance Global Partners and Kasbian Nuriel Chirich dated as of February 4, 2019.
Exhibit 6 –	Warrant issued in the public offering of the Issuer that closed on August 3, 2016 (included in the terms of the Warrant Agent Agreement incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-1/A of the Issuer filed on July 26, 2016).
Exhibit 7 –	Form of Warrant issued in the 2019 Offering (included within the Warrant Agent Agreement incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1/A of the Issuer filed on February 7, 2019).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 20, 2019

/s/ Shai Yarkoni
Dr. Shai Yarkoni

/s/ Kasbian Nuriel Chirich
Kasbian Nuriel Chirich